August 28, 2001

Re:  Eastcliff Funds, Inc.

In response to item 77C we incorporate by reference from proxy material filed on submission type DEF 14A on February
20, 2001 for file #811-04722 Accession number 0000897069-01-
000169.

In reponse to matters submitted to a shareholder vote, a special meeting of shareholders of the Eastcliff Funds, Inc.
was held on March 15, 2001 the following matter was approved for Eastcliff Total Return Fund:

1.) With respect to the shareholders proposal to approve a new sub-advisory agreement for the Fund. The new sub-advisory agreement contains substantially the same terms and conditions as the existing sub-advisory agreement.

	Affirmative		48.011%
	Against		 0.524%
	Abstain		 1.824%
	Total			50.359%

The following matter was approved as follows for the Eastcliff Total Return Fund ("ETR"), Eastcliff Growth Fund
("EGF"), Eastcliff Regional Small Capitalization Value
Fund ("ESC"), Eastcliff Contrarian Value Fund ("ECV"), and
Eastcliff Emerging Growth Fund ("EEG"):

2.) With respect to each of the Funds, a proposal to approve a new investment advisory agreement with each Fund. The new investment advisory agreement contains substantially the same terms and conditions, including compensation rate, as the existing investment advisory agreements for each of the Funds as follows:

		ETR	     EGF 		ESC	  ECV	     EEG

Affirmative	48.635%   76.433%	   58.293%	 53.668%  56.703%
Against	 0.503%    0.266%	    0.000%	  0.011%   0.000%
Abstain	 1.221%    0.000%     0.298%	  2.381%   0.000%
Total     	50.359%   76.699%	   58.591%	 56.060%  56.703%